UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 07, 2018

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 November 2018
Exhibit No. 2	Response to 2018 EU-wide stress test results dated 02 November 2018
Exhibit No. 3	Director/PDMR Shareholding dated 06 November 2018
Exhibit No. 4	Publication of Final Terms dated 13 November 2018
Exhibit No. 5	2018 Bank of England stress test result dated 28 November 2018

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 7, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 November 2018

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 October 2018, Barclays PLC's issued share capital consists of 17,128,392,319 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (17,128,392,319) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 6927

Exhibit No. 2

2 November 2018

Barclays PLC

2018 EU-wide stress test results

Barclays was subject to the 2018 EU‐wide stress test conducted by the European Banking Authority (EBA), in cooperation with the Bank of England (BoE), the European Central Bank (ECB) and the European Systemic Risk Board (ESRB).

Barclays notes the announcements made today by the EBA on the EU‐wide stress test and fully acknowledges the outcome of this exercise. The stress test results in a reduction of Barclays CRD IV Transitional Common Equity Tier 1 ("CET1") ratio to 7.3% from the 2017 year-end position of 13.3%.

The 2018 EU‐wide stress test does not contain a pass fail threshold.  The results will assist competent authorities in assessing Barclays' ability to meet applicable prudential requirements under stress scenarios.

The adverse stress test scenario was set by the ECB/ESRB and covers a three‐year time horizon (2018‐2020).  It is the first EBA stress test under the IFRS9 accounting standard.  The stress test has been carried out applying a static balance sheet assumption as at December 2017, and therefore does not take into account subsequent or future business strategies and management actions. It is not a forecast of Barclays' profits.

While the results of the exercise will constitute an input to the 2018 supervisory review process, Barclays' capital requirements will primarily be informed by the BoE stress test, which is due to be published on 5 December 2018.

Barclays' 30 September 2018 CET1 ratio was 13.2%, and Barclays remains comfortable with its target CET1 ratio of c.13%, which is currently 160bps above the expected end state regulatory minimum level.

Barclays' Euro-denominated results in the EBA template can be found at www.barclays.com/barclays-investor-relations/investor-news.html. The standardised disclosure templates have been developed by the EBA to help improve comparability and consistency between the stress test results of participating banks. The templates include detailed information on composition of capital, profit and loss, credit risk, securitisations, risk weighted assets, non-performing/forborne exposures and major measures and realised losses in 2018.

- Ends -

For further information, please contact:

Investor Relations                                                            Media Relations
Lisa Bartrip                                                                      Tom Hoskin
+44 (0) 20 7773 0708                                                      + 44 (0) 20 7116 6927

Notes to editors:

The 2018 EU-wide stress test is a constrained bottom-up exercise that provides banks with a common methodology and templates to project in a consistent way the impact of common scenarios. The adverse scenario stresses banks' consolidated balance sheet and income statement over 36 months from 31 December 2017, based on assumptions determined by the EBA. Among other things, these assumptions are calculated based on 2013-17 balance sheets and income statements, apply caps and floors and do not allow for management actions.  The stress test outcome also incorporates provisions for now resolved significant legacy matters, such as Barclays' settlement with the United States Department of Justice in relation to Retail Mortgage-Backed Securities, and in certain respects do not take account of impacts resulting from banks undertaking meaningful restructuring and exits of business activities.

About Barclays

Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.
With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs 82,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.
For further information about Barclays, please visit our website www.barclays.com

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays' future financial condition and performance are identified in our filings with the Securities and Exchange Commission ("SEC") (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2017) which are available on the SEC's website (www.sec.gov). Subject to Barclays' obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, Barclays does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that the earnings per share for the current or future years would necessarily match or exceed the historical published earnings per share.

Exhibit No. 3

Barclays PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The following individual notification made on behalf of a PDMR under article 19.1 of the Market Abuse Regulation ('MAR') relates to transactions in shares in Barclays PLC (the "Company"). The Company was notified of the transactions on 1 November 2018 and 2 November 2018:

●          Tim Throsby, a PDMR, has entered into personal credit facilities with Barclays Bank PLC and J.P. Morgan and has charged 1,000,000 Ordinary shares in the Company as collateral for these credit facilities.

●          In addition, the Company has been advised of an existing personal credit facility previously entered into between Tim Throsby and J.P. Morgan on 4 September 2018, under which 500,000 Ordinary shares in the Company were charged as collateral for this credit facility.

Tim Throsby remains the legal and beneficial owner of the Ordinary shares subject to the abovementioned charges and retains full voting rights over these shares.

This announcement is made in accordance with Article 19.3 of MAR.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Throsby
2	Reason for the notification
a)	Position/status	PDMR - CEO, Barclays International and President, Barclays Bank PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction	Charge over Shares by Barclays Bank PLC as collateral for a personal credit facility
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	500,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-11-01
f)	Place of the transaction	Not applicable

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Throsby
2	Reason for the notification
a)	Position/status	PDMR - CEO, Barclays International and President, Barclays Bank PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction	Charge over Shares by J.P. Morgan as collateral for a personal credit facility
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	500,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-11-02
f)	Place of the transaction	Not applicable

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Throsby
2	Reason for the notification
a)	Position/status	PDMR - CEO, Barclays International and President, Barclays Bank PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction	Charge over Shares by J.P. Morgan as collateral for a personal credit facility
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	500,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2018-09-04
f)	Place of the transaction	Not applicable

For further information please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 4755

Exhibit No. 4

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of NOK750,000,000 3.360 per cent. Notes due 2023 under the Barclays PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2186H_1-2018-11-13.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 1 March 2018 as supplemented by the supplemental base prospectus dated 3 May 2018, 24 May 2018, 3 August 2018 and 29 October 2018 which together constitute a base prospectus (the "Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus you must ascertain from the Final Terms and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 5

28 November 2018

Barclays PLC

2018 Bank of England stress test results

Barclays PLC ("Barclays") notes the publication today of stress test outcomes for UK banks by the Bank of England ("BoE"). Under the BoE's assessment, Barclays passed the stress test with a 8.9% minimum stressed transitional Common Equity Tier 1 ("CET1") ratio after taking account of strategic management actions including CRD IV distribution restrictions. Barclays therefore comfortably exceeded the stress test hurdle rate of 7.9%.

As a result, Barclays continues to target an end-state CET1 ratio of c.13%.  It remains Barclays' intention to pay a 2018 dividend of 6.5p, subject to regulatory approvals.

2018 is the first year that IFRS9 has been incorporated into the stress-testing results. This non-transitional stress test will evolve and be refined in future periods as IFRS9 continues to embed. The BoE assesses banks' performance on a transitional basis for IFRS9 but, for transparency purposes, has today also published the stress test results on a non-transitional basis. Under this assessment, Barclays' minimum stressed non-transitional CET1 ratio was 6.5%, after taking account of the strategic management actions in this year's stress test including CRD IV distribution restrictions. As noted today by the BoE, the 2018 non-transitional hurdle rate of 7.0% is hypothetical and subject to change in future years.

The minimum stressed transitional UK Tier 1 leverage ratio of 3.9%, after taking account of strategic management actions including CRD IV distribution restrictions, also exceeded the 2019 transitional stress test hurdle rate of 3.61%. The minimum stressed non-transitional UK Tier 1 leverage ratio is 3.2%. The 2018 hypothetical non-transitional stress test hurdle rate was 3.25%.

The UK Prudential Regulatory Authority ("PRA") has also confirmed, as part of its Individual Capital Guidance (ICG) and as incorporated into this stress test assessment, that Barclays' CET1 Pillar 2A requirement has reduced from £8.4 billion in 2017 to £8.3 billion in 2018.  The decrease in RWAs from £366 billion as at 31 December 2016 to £313 billion as at 31 December 2017 results in an increase from 2019 in the Pillar 2A requirement expressed as a proportion of RWAs, from 2.4% to 2.6%.

Subsequent to the update to the Pillar 2A requirement, Barclays' end state CET1 ratio target is currently 130 basis points above the expected end state mandatory distribution restriction hurdle of 11.7%.

The BoE stress test results for UK banks can be found on the BoE website at
https://www.bankofengland.co.uk/stress-testing/2018/stress-testing-the-uk-banking-system-2018-results

- Ends -

For further information, please contact:

Investor Relations                                                            Media Relations
Lisa Bartrip                                                                      Tom Hoskin
+44 (0) 20 7773 0708                                                       + 44 (0) 20 7116 6927

About Barclays

Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.
With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs 82,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.
For further information about Barclays, please visit our website www.barclays.com

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays' future financial condition and performance are identified in our filings with the Securities and Exchange Commission ("SEC") (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2017) which are available on the SEC's website (www.sec.gov). Subject to Barclays' obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, Barclays does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that the earnings per share for the current or future years would necessarily match or exceed the historical published earnings per share.